SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 1


                         Martin Marietta Materials, Inc.
            ________________________________________________________
                                (Name of Issuer)


                                  Common Stock
            _______________________________________________________
                        (Title of Class and Securities)

                                   573284106
            _______________________________________________________

                     (CUSIP Number of Class of Securities)

                               O. Mason Hawkins
                       Chairman of the Board and C.E.O.
                                     and
                             Andrew R. McCarroll
                       Vice President & General Counsel

                      Southeastern Asset Management, Inc.
                        6410 Poplar Avenue,  Suite 900
                             Memphis, TN  38119
                               (901) 761-2474
         ___________________________________________________________

         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                               February 6, 2013
                  ___________________________________________
                        (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [X]









CUSIP No. 573284106                                             13D
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  SOURCE OF FUNDS
     00:  Funds of investment advisory clients
_____________________________________________________________________________
(5)  CHECK BOX IF DISCOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [ ]
_____________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
_____________________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :       3,145,089 shares
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(8) SHARED OR NO VOTING POWER

                                   :       1,971,000 shares (Shared)
                                   :         473,800 shares (No Vote)
                                   __________________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                        (Discretionary Accounts)
                                   :       3,618,889 shares
                                   __________________________________________
                                   :(10) SHARED DISPOSITIVE POWER

                                   :       1,971,000 shares (Shared)
                                   :               0 shares (None)
_____________________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,589,889 shares
_____________________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       12.2 %
_____________________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IA
_____________________________________________________________________________





CUSIP No.  573284106                                     13D
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. XXX-XX-XXXX
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  SOURCE OF FUNDS
     00:  None
_____________________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [ ]
_____________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
_____________________________________________________________________________

                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(8) SHARED VOTING POWER

                                   :    None
                                   __________________________________________
                                   :(9) SOLE DISPOSITIVE POWER

                                   :    None
                                   __________________________________________
                                   :(10) SHARED DISPOSITIVE POWER

                                   :    None
_____________________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None (See Item 3)
_____________________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES [ ]
_____________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0 %
_____________________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IN
_____________________________________________________________________________




Item 5.  Interest In Securities Of The Issuer

          (a) The aggregate number and percentage of Securities to which this
Schedule 13D relates is 5,589,889 shares of the common stock of the Issuer, constituting approximately 12.2% of the 45,909,373 shares outstanding.

                          Common       % of outstanding
                          Shares         Common Shares
                           Held
___________________________________________________________________
Voting Authority

Sole:                  3,145,089              6.9%
Shared:                1,971,000*             4.3%
None:                    473,800              1.0%

Total                  5,589,889             12.2%

 *Consists of shares owned by Longleaf Partners Small-Cap Fund, a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

Dispositive Authority

Sole:                    3,618,889             7.9%
Shared:                  1,971,000*            4.3%
None:                            0             0.0%

Total                    5,589,889            12.2%

 *Consists of shares owned by Longleaf Partners Small-Cap Fund, a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

          (b) Southeastern generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts. Shares held by any Series of Longleaf Partners Funds Trust are reported in the "shared" category.

          (c) Purchase or sale transactions in the Securities during the past sixty days are disclosed on Schedule II.

          (d) The investment advisory clients of Southeastern have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Southeastern does not have an economic interest in any of the Securities reported herein.

          (e) Not applicable.



                            Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 8, 2013


                              Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________



                       Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Initial Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Initial Schedule 13D. In evidence thereof, the undersigned hereby execute this Agreement as of February 8, 2013.


                              Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________












                           SCHEDULE II
               Transactions in the Last Sixty Days

Transaction Type      Date      # of Shares      Price per Share*


Sale                 12/12/12        4,800          $92.93
Sale                 12/17/12        3,381          $93.74
Sale                 12/17/12           90          $93.74
Sale                 12/17/12          632          $93.74
Sale                 12/17/12        1,897          $93.74
Sale                 12/17/12        3,000          $93.74
Sale                 12/17/12        3,000          $93.74
Purchase             12/17/12       12,000          $94.13
Sale                 12/21/12          300          $95.06
Sale                 12/21/12          500          $95.06
Sale                 12/21/12        1,200          $95.06
Sale                 12/21/12        1,691          $95.06
Sale                 12/21/12          316          $95.06
Sale                 12/21/12           45          $95.07
Sale                 12/21/12          948          $95.06
Sale                 12/21/12        1,000          $95.06
Purchase             12/21/12        6,000          $94.73
Sale                 01/23/13          100          $98.66
Sale                 01/23/13          200          $98.96
Sale                 01/23/13        1,500          $98.56
Sale                 01/23/13        1,600          $98.66
Sale                 01/23/13        2,600          $98.96
Sale                 01/23/13       21,200          $98.56
Sale                 01/23/13          100          $98.96
Sale                 01/23/13          700          $98.56
Sale                 01/23/13          300          $98.66
Sale                 01/23/13          500          $98.96
Sale                 01/23/13        4,000          $98.56
Sale                 01/23/13          100          $98.66
Sale                 01/23/13          200          $98.96
Sale                 01/23/13        1,600          $98.56
Sale                 01/23/13          200          $98.66
Sale                 01/23/13          300          $98.96
Sale                 01/23/13        2,318          $98.56
Sale                 01/23/13          482          $98.56
Sale                 01/23/13          500          $98.66
Sale                 01/23/13          800          $98.96
Sale                 01/23/13        7,000          $98.56
Sale                 01/23/13        2,100          $98.66
Sale                 01/23/13        3,450          $98.96
Sale                 01/23/13       27,950          $98.56
Sale                 01/31/13       17,400          $99.06
Sale                 01/31/13       11,591          $99.06
Sale                 01/31/13        1,309          $99.31
Sale                 01/31/13        1,600          $99.31
Sale                 01/31/13        2,515          $99.06
Sale                 01/31/13          252          $99.31
Sale                 02/01/13        3,829          $99.21
Sale                 02/01/13        7,397          $99.21
Sale                 02/01/13        2,638          $99.82
Sale                 02/01/13          828          $98.81
Sale                 02/01/13       15,406          $98.55
Sale                 02/01/13        1,802          $98.55
Sale                 02/01/13          974          $99.21
Sale                 02/01/13          229          $99.82
Sale                 02/01/13           72          $98.81
Sale                 02/01/13        1,492          $98.55
Sale                 02/04/13       12,929          $97.72
Sale                 02/04/13          571          $97.72
Sale                 02/04/13        3,990          $97.72
Sale                 02/04/13        2,387          $97.72
Sale                 02/04/13        1,840          $98.43
Sale                 02/04/13       10,183          $97.72
Sale                 02/04/13        1,723          $97.72
Sale                 02/04/13          160          $98.43
Sale                 02/04/13          383          $97.72
Sale                 02/04/13          500          $97.72
Sale                 02/06/13        5,778          $98.48
Sale                 02/06/13        1,000          $98.48
Sale                 02/06/13        2,722          $98.48
Sale                 02/06/13        2,800          $98.48
Sale                 02/06/13        7,500          $98.48
Sale                 02/07/13        9,600          $97.24
Sale                 02/07/13        5,500          $97.24
Sale                 02/07/13        4,700          $97.24
Sale                 02/07/13          100          $98.66
Sale                 02/08/13        9,500          $98.26
Sale                 02/08/13        6,800          $98.26
Sale                 02/08/13        3,500          $98.26




Sales and Purchases on December 17, 2012 and December 21,
2012 at the direction of clients. Other sales and purchases by Southeastern clients in the ordinary course of business on the
 New York Stock Exchange or through Electronic
Communication Networks (ECNs).  In addition to the above
 transactions, on January 28, 2013, a client of Southeastern terminating its advisory relationship removed 5,700 shares from Southeastern's discretion.



* Net of commissions









1

SCHEDULE 13D - Martin Marietta Materials, Inc. ("Issuer")

2